Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

Infosys®

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In Rs. crore, except share data

Particulars	September 30,		Growth (%)	June 30, 2010	Growth % in Q2 11 over Q1 11
	2010	2009			
Revenues	6,947	5,585	24.4	6,198	12.1
Cost of sales	3,971	3,203	24.0	3,648	8.9
Gross profit	2,976	2,382	24.9	2,550	16.7
Operational expenses:					
Selling and marketing expenses	*380*	*276*	*37.7*	*339*	*12.1*
Administrative expenses	*498*	*413*	*20.6*	*456*	*9.2*
Total operating expenses	878	689	27.4	795	10.4
Operating profit	2,098	1,693	23.9	1,755	19.5
Other income, net	267	239	11.7	239	11.7
Profit before income taxes	2,365	1,932	22.4	1,994	18.6
Income tax expense	628	397	58.2	506	24.1
Net profit	1,737	1,535	13.2	1,488	16.7
Earnings per equity share					
Basic (Rs.)	30.41	26.91	13.0	26.06	16.7
Diluted (Rs.)	30.40	26.87	13.1	26.05	16.7

Statement of Comprehensive Income for half - year ended,

(As per IFRS)

In Rs. Crore, except share data

Particulars	September 30,		Growth (%)	Year ended March 31, 2010
	2010	2009		
Revenues	13,145	11,057	18.9	22,742
Cost of sales	7,619	6,342	20.1	13,020
Gross profit	5,526	4,715	17.2	9,722
Operational expenses:				
Selling and marketing expenses	719	537	33.9	1,184
Administrative expenses	954	841	13.4	1,628
Total operating expenses	1,673	1,378	21.4	2,812
Operating profit	3,853	3,337	15.5	6,910
Other income, net*	506	508	(0.4)	990
Profit before income taxes	4,359	3,845	13.4	7,900
Income tax expense	1,134	785	44.5	1,681
Net profit	3,225	3,060	5.4	6,219
Earnings per equity share				
Basic (Rs.)	56.47	53.67	5.2	109.02
Diluted (Rs.)	56.45	53.60	5.3	108.90

** In the fiscal year ended March 31,2010, other income includes income from sale of investments in OnMobile systems Inc, USA of Rs. 48 Crores, net of taxes and transaction costs*

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

Infosys®

Statement of comprehensive income for three months ended,

(As per IFRS)

In million dollars, except share data

Particulars	September 30, 2010	September 30, 2009	Growth (%)	June 30, 2010	Growth % in Q2 11 over Q1 11
Revenues	1,496	1,154	29.6	1,358	10.2
Cost of sales	855	662	29.2	800	6.9
Gross profit	641	492	30.3	558	14.9
Operational expenses:					
Selling and marketing expenses	*82*	*57*	*43.9*	*74*	*10.8*
Administrative expenses	*107*	*85*	*25.9*	*100*	*7.0*
Total operating expenses	189	142	33.1	174	8.6
Operating profit	452	350	29.1	384	17.7
Other income, net	57	49	16.3	53	7.5
Profit before income taxes	509	399	27.6	437	16.5
Income tax expense	135	82	64.6	111	21.6
Net profit	374	317	18.0	326	14.7
Earnings per equity share					
Basic ($)	0.65	0.56	16.1	0.57	14.0
Diluted ($)	0.65	0.56	16.1	0.57	14.0

Statement of comprehensive income for half-year ended,

(As per IFRS)

In million dollars, except share data

Particulars	September 30, 2010	September 30, 2009	Growth (%)	Year ended March 31,2010
Revenues	2,854	2,276	25.4	4,804
Cost of sales	1,655	1,305	26.8	2,749
Gross profit	1,199	971	23.5	2,055
Operational expenses:				
Selling and marketing expenses	156	110	41.8	251
Administrative expenses	207	173	19.7	344
Total operating expenses	363	283	28.3	595
Operating profit	836	688	21.5	1,460
Other income, net*	110	104	5.8	209
Profit before income taxes	946	792	19.4	1,669
Income tax expense	246	162	51.9	356
Net profit	700	630	11.1	1,313
Earnings per equity share				
Basic ($)	1.23	1.10	11.8	2.30
Diluted ($)	1.23	1.10	11.8	2.30

* *In the fiscal year ended March 31, 2010, other income includes income from sale of investments in OnMobile systems Inc, USA of $11Million, net of taxes and transaction costs.*

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

REVENUE BY GEOGRAPHICAL SEGMENT	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
	%	%	%	%	%
North America	65.8	67.3	65.9	66.4	64.9
Europe	21.8	20.3	23.2	21.6	24.4
India	2.1	1.7	1.2	1.6	1.2
Rest of the world	10.3	10.7	9.7	10.4	9.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
	%	%	%	%	%
Services					
Application development and maintenance	39.1	40.8	40.8	40.4	41.6
Application development	*15.6*	*16.9*	*18.1*	*16.7*	*19.3*
Application maintenance	*23.5*	*23.9*	*22.7*	*23.7*	*22.3*
Business process management	5.6	5.7	6.2	5.9	6.0
Consulting services and package implementation	25.8	24.9	23.8	25.0	24.7
Infrastructure management	6.2	6.9	7.8	6.8	7.0
Product engineering services	2.5	2.1	2.3	2.2	2.4
System integration	5.7	4.2	4.4	4.7	4.0
Testing services	7.6	7.3	6.2	7.0	6.3
Others	3.3	3.4	4.4	3.5	4.0
Total services	**95.8**	**95.3**	**95.9**	**95.5**	**96.0**
Products	4.2	4.7	4.1	4.5	4.0
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
	%	%	%	%	%
Fixed price	39.9	39.0	38.0	39.2	37.7
Time & materials	60.1	61.0	62.0	60.8	62.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

Infosys®

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
	%	%	%	%	%
Insurance, banking & financial	35.4	36.1	33.5	35.3	33.6
Insurance	*8.5*	*8.4*	*7.4*	*8.3*	*7.4*
Banking & financial services	*26.9*	*27.7*	*26.1*	*27.0*	*26.2*
Manufacturing	18.9	19.5	19.3	19.4	20.0
Retail	14.4	13.2	14.1	13.4	13.3
Telecom	13.3	14.1	16.2	14.7	16.6
Energy & Utilities	6.3	6.0	5.9	6.0	5.9
Transportation & logistics	1.8	1.8	2.3	1.8	2.3
Services	5.2	4.8	5.0	5.0	5.1
Others	4.7	4.5	3.7	4.4	3.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA					
	Quarter ended			Year ended	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Number of clients					
Active	592	590	571	575	579
Added during the period	27	38	35	141	156
Accounting for > 5% of revenue	–	–	–	–	1
Number of million* dollar clients					
1 million dollar +	337	341	330	338	327
5 million dollar +	173	170	150	159	151
10 million dollar +	113	103	96	97	101
20 million dollar +	66	60	59	59	59
30 million dollar +	48	43	41	41	39
40 million dollar +	37	34	32	33	30
50 million dollar +	27	26	21	26	20
60 million dollar +	18	17	15	16	16
70 million dollar +	15	13	11	12	12
80 million dollar +	12	11	9	10	10
90 million dollar +	11	10	6	8	7
100 million dollar +	10	8	5	6	4
200 million dollar +	2	1	1	1	1
300 million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	4.7%	4.9%	4.6%	4.6%	6.9%
Top 5 clients	15.8%	15.4%	16.5%	16.4%	18.0%
Top 10 clients	26.7%	26.1%	26.2%	26.2%	27.7%
Repeat business	98.4%	99.4%	98.0%	97.3%	97.6%
Account receivables – LTM (in days)	63	60	56	59	62

LTM – Last Twelve Months
** LTM Revenues*

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Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
	%	%	%	%	%
Effort					
Onsite	24.5	22.9	22.6	23.2	22.9
Offshore	75.5	77.1	77.4	76.8	77.1
Revenue					
Onsite	50.2	48.0	46.0	47.7	46.1
Offshore	49.8	52.0	54.0	52.3	53.9
Utilization					
Including trainees	74.3	73.0	67.3	71.4	67.6
Excluding trainees	81.2	78.7	73.2	78.4	73.2

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Billed – Onsite	61,396	53,519	44,804	2,11,186	1,80,616
– Offshore	1,89,043	1,80,237	1,53,707	7,00,676	6,09,640
TOTAL	**2,50,439**	**2,33,756**	**1,98,511**	**9,11,862**	**7,90,256**
Non Billable	57,834	63,121	72,760	2,51,131	2,88,824
Trainee	28,863	23,333	23,785	1,13,565	89,831
Sales & Support	19,765	17,743	17,253	70,983	67,257
TOTAL	**3,56,901**	**3,37,953**	**3,12,309**	**13,47,541**	**12,36,168**

CONSOLIDATED IT SERVICES										
	Quarter ended						LTM			
	Sep 30, 2010	Sequential growth%	June 30, 2010	Sequential growth %	Sep 30, 2009	Sequential growth %	Sep 30, 2010	Sequential growth %	Sep 30, 2009	Sequential growth %
	Effort – (person months)									
Onsite	58,650	11.4	52,630	7.0	44,435	0.5	2,07,149	15.3	1,79,685	1.7
Offshore	1,38,828	5.5	1,31,649	7.9	1,08,953	3.0	5,08,596	18.6	4,28,910	9.9
Total	**1,97,478**	**7.2**	**1,84,279**	**7.6**	**1,53,388**	**2.3**	**7,15,745**	**17.6**	**6,08,595**	**7.3**
	Revenue – ($ million)									
Onsite	736.40	14.9	640.71	8.2	527.43	1.8	2,534.40	20.9	2,095.63	(3.7)
Offshore	610.80	5.7	577.85	3.3	508.21	3.6	2,293.21	13.9	2,012.53	2.0
Total	**1,347.20**	**10.6**	**1,218.56**	**5.8**	**1,035.64**	**2.7**	**4,827.61**	**17.5**	**4,108.16**	**(1.0)**

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

Infosys®

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Total employees	1,22,468	1,14,822	1,05,453	1,13,796	1,04,850
S/W professionals	1,15,972	1,08,495	97,594	1,06,864	97,349
Billable	99,667	95,863	87,798	93,254	86,306
Banking product group	5,178	5,029	2,800	4,730	2,349
Trainees	11,127	7,603	6,996	8,880	8,694
Sales & Support	6,496	6,327	7,859	6,932	7,501
Gross addition	14,264	8,859	6,069	27,639	28,231
Net addition	7,646	1,026	1,548	8,946	13,663
Lateral employees	4,138	2,942	1,064	4,895	5,796
Attrition % (LTM)*	17.1%	15.8%	10.9%	13.4%	11.1%

** Excluding subsidiaries*

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total employees	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Infosys BPO Limited – consolidated	18,560	18,609	16,033	17,932	17,080
Infosys Technologies (Australia) Pty. Limited – consolidated	443	394	341	362	341
Infosys Technologies (China) Company Limited	2,729	1,898	1,285	1,765	1,053
Infosys Consulting, Inc. – consolidated	654	605	429	594	304
Infosys Technologies, S.De R.L. De C. V., Mexico	454	414	283	346	221
Infosys Technologies (Sweden) AB	17	17	20	20	–
Infosys Tecnologia DO Brasil LTDA	133	116	–	89	–

INFRASTRUCTURE (as on Sep 30, 2010)					
	Completed		Work in progress		Land acquired during the Qtr (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	42,94,728	28,905	–	–	–
Bhubaneswar	8,79,721	4,018	–	–	–
Chandigarh	12,26,033	6,089	–	–	–
Chennai	26,72,569	15,326	9,08,753	6,300	–
Gurgaon	96,406	1,168	–	–	–
Hyderabad	21,83,342	12,282	3,46,836	2,800	–
Jaipur	4,52,139	4,337	–	–	–
Mangalore	8,31,192	4,682	5,16,202	2,500	–
Mauritius	7,275	60	–	–	–
Mysore (including ILI)*	88,94,958	8,619	4,10,743	3,750	–
Pune	46,24,170	24,314	3,07,121	3,800	–
Thiruvananthapuram	4,15,625	3,131	1,96,060	1,975	–
Total	**2,65,78,158**	**1,12,931**	**26,85,715**	**21,125**	

**Infosys Leadership Institute*

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

RUPEE DOLLAR RATE (Rs.)					
	Quarter ended			Year ended	
	Sep 30, 2010	June 30, 2010	Sep 30, 2009	Mar 31, 2010	Mar 31, 2009
Period closing rate	44.94	46.45	48.11	44.90	50.72
Period average rate	46.48	45.58	48.39	47.44	46.54

PERFORMANCE AS AGAINST GUIDANCE – IFRS			
For quarter ending Sep 30, 2010		Guidance	Actual
	Revenue (Rs. crore)	6,563 – 6,626	6,947
	EPS (Rs.)	27.42 – 27.95	30.41

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For quarter ending Sep 30, 2010		Guidance	Guidance restated for constant currency*	Actual
	Revenue (US $ million)	1,413 – 1,427	1,425 – 1,439	1,496
	Basic EPADS (US $)	0.59 – 0.60		0.65

**Currency rates:*

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.50	1.55
EURO	1.23	1.29
AUD	0.86	0.90

SUBSIDIARIES PERFORMANCE (US $ Mn)								
	Quarter ended						Year ended	
	Sep 30, 2010		June 30, 2010		Sep 30, 2009		Mar 31, 2010	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	79.72	10.33	78.14	6.42	71.30	16.30	293.38	50.75
Infosys Technologies (Australia) Pty. Limited – consolidated	51.46	4.57	43.88	2.21	35.70	2.40	150.40	9.79
Infosys Consulting, Inc. – consolidated	46.81	5.27	38.55	3.25	22.50	1.30	98.65	23.26
Infosys Technologies (China) Company Limited	19.28	2.03	15.81	1.69	9.50	1.10	47.88	9.23
Infosys Technologies, S.de R.L. de C V., Mexico	4.65	(0.76)	5.22	0.35	3.30	(0.02)	14.86	(0.10)
Infosys Technologies (Sweden) AB	0.72	0.03	0.65	0.02	0.70	0.03	2.22	0.07
Infosys Tecnologia DO Brasil LTDA	2.69	(0.47)	1.29	(1.17)	–	(0.40)	1.78	(1.61)
Infosys Public Services Inc	–	–	–	(0.12)	NA	NA	–	(0.03)

Infosys®

Constant Currency Reporting

Reported revenues	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11
Revenue ($ mn)	1,122	1,154	1,232	1,296	1,358	1,496
Sequential growth %	0.1	2.8	6.8	5.2	4.8	10.2
YoY growth %	(2.9)	(5.1)	5.2	15.6	21.0	29.6

Constant currency – Q o Q	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11
Revenue ($ mn)	1,100	1,136	1,221	1,307	1,374	1,485
Sequential growth (%)	(1.9)	1.2	5.8	6.1	6.0	9.3

Constant currency – Y o Y	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Q2 11
Revenue ($ mn)	1,186	1,177	1,194	1,253	1,354	1,501
YoY growth (%)	2.6	(3.2)	1.9	11.8	20.7	30.1

Notes:

Basis of computation

1. *Foreign exchange rates are as per FEDAI.*
2. *Average rates for major global currencies:*

Average rate of USD	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11
AUD	0.76	0.83	0.91	0.90	0.85	0.88	0.90
EURO	1.36	1.43	1.48	1.39	1.41	1.27	1.29
GBP	1.55	1.64	1.64	1.56	1.60	1.49	1.55

3. *Proportion of revenues from major global currencies:*

Revenue by currency (%)	Q1 10	Q2 10	Q3 10	Q4 10	FY 10	Q1 11	Q2 11
AUD	5.1	5.9	6.3	5.9	5.8	5.7	6.5
EURO	7.8	7.3	6.6	6.2	6.9	6.0	6.7
GBP	10.0	9.7	8.4	8.7	9.2	6.8	7.0

Fact Sheet – consolidated financial data, second quarter, Fiscal 2011

Infosys®

Q2 2011

Geographical segment – growth

North America grew by 7.5 % sequentially; and 7.5% in constant currency.

Europe grew by 18.1 % sequentially; and 15.6 % in constant currency.

Rest of the world grew by 6.8 % sequentially; and 4.7 % in constant currency.

Industry segment – growth

BFSI grew 8.0 % sequentially; and 7.4% in constant currency.

Manufacturing grew by 6.9 % sequentially; and 6.1% in constant currency.

Retail grew by 20.5 % sequentially; and 19.9 % in constant currency.

Telecom grew by 3.9 % sequentially; and 2.2 % in constant currency.

Others grew by 15.1% sequentially; and 14.7 % in constant currency